EXHIBIT 12

HSBC FINANCE CORPORATION
COMPUTATION OF RATIO OF EARNINGS (LOSS) TO FIXED CHARGES

Six Months Ended June 30,	2017	2016
	(dollars are in millions)
Income (loss) from continuing operations	$435	$(200)
Income tax expense (benefit)	258	(119)
Income (loss) from continuing operations before income tax	693	(319)
Fixed charges:
Interest expense	159	306
Interest portion of rentals(1)	2	2
Total fixed charges	161	308
Total earnings (loss) from continuing operations as defined	$854	$(11)

Ratio of earnings (loss) to fixed charges	5.30	(.04)

(1)	Represents one-third of rentals, which approximates the portion representing interest.